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Jaunary 13, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:   ING Partners, Inc. (File Nos. 811-08319 and 333-192686) (“IPI”) and ING Investors Trust (File Nos. 811-05629 and 333-192687) (“IIT” and, together with IPI, the “Registrants”) Registration Statements on Form N-14 (each an “N-14”)

Dear Ms. Nixon:

This letter responds to comments you provided to Kristen Freeman of ING Funds and me via telephone on December 31, 2013 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14s filed by the Registrants on December 6, 2013 with respect to the proposed reorganizations of (1) ING American Funds Asset Allocation Portfolio (“American Funds Asset Allocation Portfolio”) with and into ING Invesco Equity and Income Portfolio (“Invesco Portfolio”) and (2) ING American Funds World Allocation Portfolio (“American Funds World Allocation Portfolio”) with and into ING Global Perspectives Portfolio (“Global Perspectives Portfolio”) (each a “Reorganization” and, together, the “Reorganizations”).  Set forth below are the comments received from the Staff and the Registrants’ respective responses thereto.  Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14s.

I.             Comments Regarding the IPI N-14

Comment 1.         In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please clarify in the second bullet that the decrease in net expenses shareholders of American Funds Asset Allocation Portfolio would be expected to experience as a result of the Reorganization would be pursuant to certain expense limitations and fee waivers, and state the date through which those waivers and limitations currently are scheduled to extend.

Response.  IPI has revised the bullet in accordance with this comment.

Comment 2.         In the last sentence of the fourth bullet in the same section, please clarify that shareholders of American Funds Asset Allocation Portfolio would experience an increased advisory fee as shareholders of the Invesco Portfolio.

Response.  IPI has revised the disclosure in accordance with this comment.

Comment 3.         In Proposal One, under the subsection entitled “How do the Annual Portfolio Operating Expenses Compare,” please clarify that the decrease in net expenses that shareholders of American Funds Asset Allocation Portfolio would be expected to experience as a result of the Reorganization would be pursuant to certain expense limitations and fee waivers, and state the date through which those waivers and limitations currently are scheduled to extend.

Response.  IPI has revised the disclosure in accordance with this comment.

Comment 4.         In the Annual Portfolio Operating Expenses table, please confirm the figure shown for the Pro Forma Total Annual Portfolio Operating Expenses.  If the figure is accurate, please explain the method used to determine the figure in correspondence.  If the figure is inaccurate, please revise the N-14 accordingly.

Response.  IPI confirms that the figure shown is accurate, and is the result of the application of extraordinary expense waivers.

Comment 5.         In footnote four to the Annual Portfolio Operating Expenses table, please add disclosure explaining what is meant by the term “Acquired Fund Fees and Expenses.”

Response.  “Acquired Fund Fees and Expenses” in footnote 4 is the same as its meaning in the Annual Portfolio Operating Expenses table itself.  Acquired Fund Fees and Expenses, if any, include fees and expenses incurred by a Portfolio indirectly as a result of investment in shares of one or more other investment companies, and would be calculated in accordance with Instruction 3(e) to Item 3 of Form N-1A.  IPI has determined not to revise the footnote.

Comment 6.         Footnotes 5 and 6 to the Annual Portfolio Operating Expenses table indicate that certain expense limitations and fee waivers are “subject to possible recoupment by the Adviser within three years.”  Please clarify these references to indicate when this three year period would commence and state the potential impact to shareholders that could result from recoupment.

Response.  IPI has clarified the footnotes to indicate that the Adviser may recoup funds expended in connection with expense limitations or fee waivers within 36 months of the waiver or reimbursement.

Comment 7.         In the introduction to the section of the N-14 entitled, “How do the Principal Risks compare?,” please highlight the differences in the risk factors associated with the respective Portfolios.

Response.  IPI has revised the N-14 in accordance with this comment.

Comment 8.         In the section entitled “How does the Management of the Portfolios compare?”:

a.             please reorder the advisory fee disclosure for the American Funds Asset Allocation Portfolio to state first what the advisory fee is under the current structure, before indicating what the advisory fee would be if the Portfolio were not acting as a feeder fund in a master-feeder structure;

b.             please remove the word “Currently” in the description of the advisory fee for the Invesco Portfolio; and

c.             please reorder the description of the administrative fee for the American Funds Asset Allocation Portfolio in the same manner as suggested for the advisory fee.

Response.  IPI has revised the table in accordance with these comments.

Comment 9.         Please correct the typographical error in the sixth paragraph of the section entitled “Advisers to the Portfolio.”

Response.  IPI has corrected the error in the N-14.

Comment 10.       Please insert a period at the end of the first paragraph on page 12 of the N-14.

Response.  IPI has corrected the error in the N-14.

Comment 11.       Please correct the typographical error in the subsection entitled “Expenses of the Reorganization” on page 13.

Response.  IPI has corrected the error in the N-14.

Comment 12.       Please describe in correspondence the purpose and functions of the transition manager discussed in the subsection entitled “Portfolio Transitioning” on page 14 of the N-14.  In your correspondence, please state whether the transition manager is anticipated to be an affiliate of the Adviser or its affiliates.

Response.  If shareholders approve the Reorganization, the Adviser intends to use a transition manager to assist with the alignment of the portfolio securities of the American Funds Asset Allocation Portfolio in a manner consistent with the investment strategies of the Invesco Portfolio in preparation for the Reorganization.  The transition manager is not expected to be an affiliate of the Adviser or its affiliates.  The transition manager will not serve in an advisory capacity to the American Funds Asset Allocation Portfolio, but merely will execute trades in the portfolio securities of the Portfolio pursuant to instructions provided to it.  The transition manager will not have investment discretion with respect to these trades other than the trading discretion normally afforded to a broker or trading desk.

Comment 13.       In the same section, the N-14 indicates that the Portfolios may pay expenses that are embedded in the price on sales and purchases of bonds and other instruments in preparation for the Reorganization.  Please provide some examples of these types of expenses.

Response.  IPI has revised the disclosure in accordance with this comment.

Comment 14.       Please confirm in correspondence that the list of factors provided in the section entitled “What factors were considered by the Board?” includes the factors adverse to the Board’s decision to approve the Reorganization.

Response.  IPI confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are set forth in this section.

Comment 15.       As part of Factor 13 in the same section, please explain that expenses that are embedded in the price on sales and purchases of bonds and other instruments in preparation for the Reorganization would be borne by the Portfolios.

Response.  IPI has revised the N-14 in accordance with this comment.

Comment 16.       In the following paragraph, please provide more information regarding the reason why additional revenue benefits would accrue to the Adviser as a result of the Reorganization.

Response.  IPI has revised the N-14 in accordance with this comment.

Comment 17.       In the final filing of the N-14, please complete the table and related disclosure on page 17 with respect to the shares outstanding of the American Funds Asset Allocation Portfolio and the ownership thereof.

Response.  IPI has included this information in the N-14.

Comment 18.       Please confirm that certain references to the Registrants are correct in the Form of Agreement and Plan of Reorganization that is included as Appendix A.

Response.  IPI has revised Appendix A in accordance with this comment.

Comment 19.       Please correct the typographical errors on the first page of Part B of the N-14

Response.  IPI has corrected these typographical errors in the N-14.

Comment 20.       On the same page, please also incorporate by reference the December 31, 2012 financial statements of the Invesco Portfolio.

Response.  IPI has added the incorporation by reference, as requested.

Comment 21.       In the Pro Forma Statements of Operations for June 2013, please be advised that the adjustments for one-time merger costs shown is not required under Regulation S-X because the costs are not expected to have a continuing effect on IPI.

Response.  IPI appreciates this comment, but has determined to retain this adjustment on a voluntary basis.

Comment 22.       In connection with the Portfolio of Investments, please include a chart illustrating the fair value hierarchy as of June 30, 2013.

Response.  IPI has included the hierarchy as requested.

Comment 23.       In Note 4 to the Pro Forma Financial Statements, please explain that approximately $95,000 in costs are expected to be incurred in repositioning American Funds Asset Allocation Portfolio in preparation for the Reorganization, and that the Adviser or an affiliate would bear these costs.

Response.  IPI has revised Note 4 in response to this comment.

Comment 24.       Please explain in correspondence the reason why IPI undertakes in Item 17 to file a post-effective amendment to the N-14 upon the closing of the Reorganization that contains an opinion of counsel supporting certain tax matters.

Response.  As is customary in fund reorganizations, IPI does not anticipate receiving a tax opinion from counsel until after the date upon which the N-14 will become effective.  IPI has undertaken to file the tax opinion in a post-effective amendment in accordance with written guidance previously provided by the Staff.(1)

Comment 25.       Please correct the reference to Rule 485(b) under the Securities Act of 1933 (“1933 Act”) on the signature page of the N-14.

Response.  IPI appreciates this comment and will take it into account for future N-14 filings pursuant to Rule 488 under the 1933 Act.  However, IPI notes that the next filing associated with this N-14 will be a post-effective amendment shortly after its automatic effectiveness, and IPI will style the signature page of that filing accordingly.

Comment 26.       Please provide the usual Tandy representation.

Response.  The requested Tandy representation is provided as Attachment A.

(1)           See Investment Co. Filing Guidance, SEC No-Action Letter (pub. avail. Feb. 15, 1996).

II.            Comments Regarding the IIT N-14

Comment 1.         In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please include disclosure regarding the Adviser’s conflict of interest in proposing the Reorganization, which would result in revenue benefits for an affiliate of the Adviser.

Response.  In response to this comment, IIT has added disclosure to this section regarding the anticipated revenue benefits for the Adviser.

Comment 2.         In the sixth bullet in the same section, please clarify that the decrease in net expenses that shareholders of American Funds World Allocation Portfolio would be expected to experience as a result of the Reorganization would be pursuant to certain expense limitations and fee waivers, and state the date through which those waivers and limitations currently are scheduled to extend.

Response.  IIT has revised the bullet in accordance with this comment.

Comment 3.         Please confirm whether the expense limitations described in the footnotes to the Annual Portfolio Operating Expenses table include Acquired Fund Fees and Expenses.

Response.  IIT confirms that the expense limitations described in these footnotes include Acquired Fund Fees and Expenses.

Comment 4.         In footnote four to the Annual Portfolio Operating Expenses table, please add disclosure explaining what is meant by the term “Acquired Fund Fees and Expenses.”

Response.  “Acquired Fund Fees and Expenses” in footnote 4 is the same as its meaning in the Annual Portfolio Operating Expenses table itself.  Acquired Fund Fees and Expenses, if any, include fees and expenses incurred by a Portfolio indirectly as a result of investment in shares of one or more other investment companies, and would be calculated in accordance with Instruction 3(e) to Item 3 of Form N-1A.  IIT has determined not to revise the footnote.

Comment 5.         Footnotes two, four, and five to the Annual Portfolio Operating Expenses table indicate that certain expense limitations and fee waivers are “subject to possible recoupment by the Adviser within three years.”  Please clarify these references to indicate when this three year period would commence and state the potential impact to shareholders that could result from recoupment.

Response.  IIT has clarified the footnotes to indicate that the Adviser may recoup funds expended in connection with expense limitations or fee waivers within 36 months of the waiver or reimbursement.

Comment 6.         In the introduction to the section of the N-14 entitled, “How do the Principal Risks compare?,” please highlight the differences in the risk factors associated with the respective Portfolios.

Response.  IIT has revised the N-14 in accordance with this comment.

Comment 7.         Please confirm that references to the footnotes to the “Total Returns %” table for American Funds World Allocation Portfolio for the period between May 1, 2013 through October 31, 2013 are correct.

Response.  IIT has revised the references in the table to the footnotes in response to this comment.

Comment 8.         Please correct the typographical error in the sixth paragraph of the section entitled “Advisers to the Portfolio.”

Response.  IIT has corrected the error in the N-14.

Comment 9.         Please indicate in the third paragraph under the section entitled, “The Reorganization Agreement” that although shareholders of American Funds World Allocation Portfolio would receive shares of Global Perspectives Portfolio equal in aggregate value to their shares of American Funds World Allocation Portfolio in the Reorganization, the net asset value per share of Global Perspectives Portfolio may be lower than the net asset value per share of American Funds World Allocation Portfolio.

Response.  IIT has added disclosure to the paragraph addressing this comment.

Comment 10.       The section entitled, “Expenses of the Reorganization” references transition costs described in the section entitled “Portfolio Transitioning,” although the latter section indicates that explicit transition costs are not anticipated in preparation for the Reorganization.  Please clarify whether any costs are anticipated, and indicate which party would be responsible for any such costs.

Response.  IIT has clarified these sections to more explicitly indicate that American Funds World Allocation Portfolio is not expected to incur portfolio transitioning costs in connection with preparing for the Reorganization.

Comment 11.       Please correct the typographical error in the subsection entitled “Expenses of the Reorganization.”

Response.  IIT has corrected the error in the N-14.

Comment 12.       Please state the specific risks associated with the transition management techniques described in the last paragraph of the section entitled, “Portfolio Transitioning.”  For example, the performance of the Portfolio may be adversely affected by disadvantageous timing of purchases and investing outside of the limitations on investments.

Response.  IIT has revised the disclosure in response to this comment to indicate that the performance of the Portfolios may be adversely affected by disadvantageous timing of purchases and investing outside of the limitations on investments.

Comment 13.       Please correct a typographical error in the second to last sentence of the same section.

Response.  IIT has corrected the error in the N-14.

Comment 14.       Please confirm in correspondence that the list of factors provided in the section entitled “What factors were considered by the Board?” includes the factors adverse to the Board’s decision to approve the Reorganization.

Response.  IIT confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are set forth in this section.

Comment 15.       In the final filing of the N-14, please complete the table and related disclosure on page 15 with respect to the shares outstanding of the American Funds World Allocation Portfolio and the ownership thereof.

Response.  IIT has included this information in the N-14.

Comment 16.       Please confirm that references to Appendices B and C in the N-14 are accurate.

Response.  IIT has corrected certain references in the N-14 to these Appendices in response to this comment.

Comment 17.       On the first page of Appendix B, please add a bullet in front of the term “Foreign securities.”

Response.  IIT has added the bullet to the N-14, as requested.

Comment 18.       Please correct the typographical error with respect to the percentage of portfolio securities the ING GNMA Income Fund is permitted to lend.

Response. IIT has corrected the figure in the N-14.

Comment 19.       Please correct the typographical errors on the first page of Part B of the N-14

Response.  IIT has corrected these typos in the N-14.

Comment 20.       Please explain in correspondence why the investment management fees and administrative service fees have been adjusted in the Pro Forma Statement of Operations.

Response. Adjustments to the management and administrative fees were necessary because of the limited operating history of Global Perspectives Portfolio.

Comment 21.       In the Pro Forma Statements of Operations for June 2013, please be advised that the adjustments for one-time merger costs shown is not required under Regulation S-X because the costs are not expected to have a continuing effect on IIT.

Response.  IIT appreciates this comment, but has determined to retain this adjustment on a voluntary basis.

Comment 22.       In connection with the Portfolio of Investments, please include a chart illustrating the fair value hierarchy as of June 30, 2013.

Response.  IIT has included the hierarchy as requested.

Comment 23.       In Note 2 to the Pro Forma Financial Statements, please indicate that underlying fund holdings are valued at their closing net asset value per share.

Response.  IIT has clarified the Note in accordance with this comment.

Comment 24.       Please correct the typographical error in Item 15 of Part C.

Response. IIT has corrected the error in the N-14.

Comment 25.       Please explain in correspondence the reason why IIT undertakes in Item 17 to file a post-effective amendment to the N-14 upon the closing of the Reorganization that contains an opinion of counsel supporting certain tax matters.

Response.  Please refer to the response to the same comment provided with respect to the IPI N-14 above.

Comment 26.       Please correct the reference to Rule 485(b) under the 1933 Act on the signature page of the N-14.

Response.  IIT appreciates this comment and will take it into account for future N-14 filings pursuant to Rule 488 under the 1933 Act.  However, IIT notes that the next filing associated with this N-14 will be a post-effective amendment shortly after its automatic effectiveness, and IIT will style the signature page of that filing accordingly.

Comment 27.       Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 704.339.3164 or Kristen Freeman of ING Funds at 480.477.2650.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Dechert LLP

Attachments

cc:	Huey P. Falgout, Jr., Esq.
Kristen Freeman, Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 13, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             Form N-14 Registration Statements for ING Partners, Inc. (File Nos. 811-08319 and 333-192686) (“IPI”) and ING Investors Trust (File Nos. 811-05629 and 333-192687) (“IIT” and, together with IPI, the “Registrants”)

Dear Ms. Nixon:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above.  Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the applicable Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Corey F. Rose, Esq.
Dechert LLP